SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                           Caesars World, Inc.
                             (Name of Issuer)

                      Common Stock, $.10 par value
                      (Title of Class of Securities)


                                 1276995104N
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                      January 4, 1995
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:   /  /

Check the following box if a fee is being paid with this statement: /X/


                            Page 1 of 22 pages

                      Exhibit Index appears on page

                               SCHEDULE 13D
CUSIP No.  1276995104N                     Page 2 of 22 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN & CO., L.P.                   13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            882,000 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              882,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     882,000 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.5% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN
PAGE

                               SCHEDULE 13D
CUSIP No.  1276995104N                         Page 3 of 22 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN FOCUS FUND L.P.               13-3746015

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            104,500 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              104,500 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     104,500 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .4% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN
PAGE

                               SCHEDULE 13D
CUSIP No.  1276995104N                      Page 4 of 22 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           BRITISH VIRGIN ISLANDS

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            404,300 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              404,300 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     404,300 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.6% (See Item 5)

14)  TYPE OF REPORTING PERSON
          CO
PAGE

                               SCHEDULE 13D
CUSIP No.  1276995104N                     Page 5 of 22 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN PARTNERS, L.P.                 13-3544838

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            986,500 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              986,500 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     986,500 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.9% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN
PAGE

                               SCHEDULE 13D
CUSIP No.  1276995104N                     Page 6 of 22 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN PARTNERS INC.                 13-3537972

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            1,390,800 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              1,390,800 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,390,800 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4% (See Item 5)

14)  TYPE OF REPORTING PERSON
          CO
PAGE

                               SCHEDULE 13D
CUSIP No.  1276995104N                     Page 7 of 22 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

                    7) SOLE VOTING POWER
                       1,390,800 (See Item 5)
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            Not Applicable
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              1,390,800 (See Item 5)
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              Not Applicable

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,390,800 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4% (See Item 5)

14)  TYPE OF REPORTING PERSON
          IN
PAGE

                               Schedule 13D

Item 1.   Security and Issuer.

          This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.10 par value (the "Common Stock"), of Caesars World, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 1801 Century Park East, Suite 2600, Los Angeles, California 90067.

Item 2.   Identity and Background.

          (a) - (c) This Statement is being filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein. Dickstein & Co., Dickstein International, Dickstein Partners, Dickstein Inc. and Mark Dickstein are collectively referred to as the "Reporting Persons."

          Dickstein & Co. is a Delaware limited partnership engaged in certain investment activities, including, but not limited to, (i) the purchase of marketable and non-marketable securities and other obligations of bankrupt or near bankrupt companies, (ii) risk arbitrage transactions undertaken in connection with, among other things, mergers and acquisitions and
(iii) the purchase of securities in entities which appear to be undervalued.

          Dickstein Focus is a Delaware limited partnership which engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

          Dickstein International is a limited liability, open end investment fund incorporated as an international business company in the Territory of the British Virgin Islands.
Dickstein International engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

          Dickstein Partners is a Delaware limited partnership and is the general partner of Dickstein & Co. and Dickstein Focus. As such, Dickstein Partners makes all investment and trading decisions for Dickstein & Co. and Dickstein Focus.

          Dickstein Inc. is a Delaware corporation and is the general partner of Dickstein Partners and the advisor to Dickstein International. In its capacity as advisor, Dickstein
Inc. makes all investment and trading decisions for Dickstein
International.

                             8
PAGE

          Mark Dickstein is the president and sole director of Dickstein Inc.

          The business address and the address of the principal executive office of each of Dickstein & Co., Dickstein Focus, Dickstein Partners and Dickstein Inc. is 9 West 57th Street, New York, New York 10019. The business address and the address of the principal executive office of Dickstein International is 129 Front Street, Hamilton HM 12, Bermuda. The business address of Mark Dickstein is c/o Dickstein Partners, 9 West 57th Street, New York, New York 10019.

          The name, business address and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc., including Mark Dickstein, are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

          (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          The cost of the shares of Common Stock and options to acquire Common Stock (see Item 5 below) reported owned by Dickstein & Co, Dickstein Focus and Dickstein International was funded out of each such entity's working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. In the case of Dickstein Co., the total cost of the reported securities was $31,551,408. In the case of Dickstein Focus, the total cost of the reported securities was $3,790,257. In the case of Dickstein International, the total cost of the reported securities was $14,538,578.

Item 4.   Purpose of Transaction.

          The Reporting Persons acquired beneficial ownership of
the shares of Common Stock to which this Statement relates for investment.
                             9
PAGE

          The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

          Except as disclosed in this Item 4, the Reporting
Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through
(j) of the instructions to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) The Reporting Persons beneficially own an aggregate of 1,390,800 shares of Common Stock (including 640,300 shares of Common Stock that the Reporting Persons have the right to acquire beneficially within 60 days through the exercise of options), representing approximately 5.4% of the outstanding shares of Common Stock. Dickstein & Co. beneficially owns 882,000 shares of Common Stock (including 407,000 shares of Common Stock that Dickstein & Co. has the right to acquire beneficially within 60 days through the exercise of options), representing approximately 3.5% of the outstanding shares. Dickstein Focus beneficially owns 104,500 shares of Common Stock (including 47,500 shares of Common Stock Dickstein Focus has the right to acquire beneficially within 60 days through the exercise of options), representing approximately .4% of the outstanding shares. Dickstein International beneficially owns 404,300 shares of Common Stock (including 185,800 shares of Common Stock that Dickstein International has the right to acquire beneficially within 60 days through the exercise of options), representing approximately 1.6% of the outstanding shares.[1]

          (b) By reason of its position as general partner of Dickstein & Co. and Dickstein Focus, Dickstein Partners may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein Focus. By reason of its position as general partner of Dickstein Partners and advisor to Dickstein International, Dickstein Inc. may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International. By reason of his position as president and sole director of Dickstein Inc., Mark


[1]     Percentages are based upon 25,120,463 shares of Common
Stock reported outstanding as of December 8, 1994 in the Company's Quarterly Report on Form 10-Q for the quarter ended
October 31, 1994.

PAGE

Dickstein may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, (i) Dickstein & Co. disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein International and Dickstein Focus, (ii) Dickstein Focus disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein International, (iii) Dickstein International disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein Focus and (iv) each of Dickstein Partners, Dickstein Inc. and Mark Dickstein disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International, other than those shares in which they have a pecuniary interest.

          (c) Except as set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All transactions reported on Schedule II were effected in the open market.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer.

         See Schedule II with respect to the strike prices and expirations of the standardized call options to acquire Common
Stock held by the Reporting Persons.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 -- Agreement of joint filing pursuant to Rule 13d(1)-f promulgated under the Securities Exchange Act of 1934, as amended.

PAGE

                            SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 13, 1995


                         DICKSTEIN & CO., L.P.

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P., the
                         general partner of Dickstein & Co., L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN FOCUS FUND L.P.

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P., the
                         general partner of Dickstein Focus Fund
                         L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN INTERNATIONAL LIMITED

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the agent of
                         Dickstein International Limited

                         /s/Alan Cooper
                         Name:  Alan Cooper

                         DICKSTEIN PARTNERS, L.P.

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper

PAGE

                         DICKSTEIN PARTNERS INC.

                          By:  Alan Cooper, as Vice President

                          /s/Alan Cooper
                          Name:  Alan Cooper


                          /s/Mark Dickstein
                          Name:   Mark Dickstein

PAGE

                          EXHIBIT INDEX




EXHIBIT                 DESCRIPTION                         PAGE

1               Agreement of joint filing pursuant            21
                to Rule 13d(1)-f promulgated under
                the Securities Exchange Act of 1934,
                as amended

PAGE

                                                       SCHEDULE I


                   EXECUTIVE OFFICERS AND DIRECTORS
               DICKSTEIN PARTNERS INC. ("DICKSTEIN INC.")


          The name and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc. is set forth below. The business address of each such person is c/o Dickstein Partners, 9 West 57th St., New York, New York 10019.


Name and                      Present Principal
Positions Held                Occupation or Employment

Mark Dickstein                President and Sole Director
President and                 of Dickstein Inc.
Sole Director

David Brail                   Vice President of Dickstein Inc.
Vice President

Tod Black                     Vice President of Dickstein Inc.
Vice President

Edward Farr                   Vice President of Dickstein Inc.
Vice President

Mark Kaufman                  Vice President of Dickstein Inc.
Vice President

Arthur Wrubel                 Vice President of Dickstein Inc.
Vice President

Samuel Katz                   Vice President of Dickstein Inc.
Vice President

Mark Brodsky                  Vice President of Dickstein Inc.
Vice President

Alan S. Cooper                Vice President and General Counsel
Vice President                of Dickstein Inc.
General Counsel

                            TRANSACTIONS IN COMMON
                                  STOCK OF
                               CAESARS WORLD

Shares Purchased by Dickstein & Co., L.P.

          Number of
           Shares     Price per                     Total
Date       Purchased    share     Commission          Cost

12/19/94    190,000     65.629      11,450        12,480,960
12/19/94    210,000     65.923      12,650        13,856,480
12/21/94     50,000     65.873       3,025         3,296,690
12/23/94     11,100     66.750         691           741,616
12/27/94     13,900     66.625         859           926,946

Shares Purchased by Dickstein International Limited

         Number of
           Shares     Price per                     Total
Date      Purchased     share      Commission        Cost

12/19/94   70,000       65.629        4,225       4,598,255
12/19/94   70,000       65.923        4,225       4,618,835
12/21/94   17,500       65.873        1,075       1,153,857
12/23/94    4,000       66.750          265         267,265
12/27/94    4,800       66.625          313         320,113
12/30/94   24,000       66.500        1,465       1,597,465
1/3/95     28,200       66.530        1,717       1,877,863

Shares Purchased by Dickstein Focus Fund, L.P.

         Number of
          Shares     Price per                     Total
Date     Purchased     share      Commission        Cost

12/19/94   17,000      65.923        1,045       1,121,736
12/19/94   15,000      65.629          925         985,360
12/21/94    4,000      65.873          265         263,758
12/23/94    1,000      66.750           85          66,835
12/27/94    1,000      66.625           85          66,710
12/30/94    6,000      66.500          385         399,385
1/3/95     13,000      66.530          805         865,695

                        TRANSACTIONS IN CALL OPTIONS
                               OF CAESARS WORLD
                               FEB 60 CALLS

Options Purchased by Dickstein & Co., L.P.

            Number of
       Shares Underlying
             Options      Price per                     Total
Date        Purchased    Option Share    Commission      Cost

12/19/94     17,500         7.125             70        124,757


Options Purchased by Dickstein International Limited

            Number of
       Shares Underlying
             Options       Price per                     Total
Date        Purchased     Option Share   Commission       Cost

12/19/94      6,900         7.125            27         49,190


Options Purchased by Dickstein Focus Fund, L.P.

             Number of
         Shares Underlying
              Options       Price per                     Total
Date         Purchased     Option Share   Commission       Cost

12/19/94        400            6.750           1           2,701
12/19/94        600            7.125           2           4,277

                   TRANSACTIONS IN CALL OPTIONS
                        OF CAESARS WORLD
                          FEB 65 CALLS

Options Purchased by Dickstein & Co., L.P.

            Number of
            Shares
            Underlying
            Options        Price per                     Total
Date        Purchased     Option Share  Commission        Cost

12/19/94      3,500          2.125          14            7,451

Options Purchased by Dickstein International Limited

            Number of
            Shares
            Underlying
            Options        Price per                     Total
Date        Purchased     Option Share   Commission       Cost

12/19/94       1,500        2.125           6            3,193

                   TRANSACTIONS IN CALL OPTIONS
                          OF CAESARS WORLD
                            JAN 70 CALLS

Options Purchased by Dickstein & Co., L.P.

            Number of
            Shares
            Underlying
            Options       Price per                    Total
Date        Purchased   Option Share   Commission       Cost

12/19/94        18,000       0.25           72          4,572
12/19/94         2,500     0.3125           10            791
12/20/94        35,000       0.25          140          8,890
12/21/94        20,000     0.3125           80          6,330
12/22/94        24,500      0.625           98         15,410
12/23/94        26,100        0.5          104         13,154
12/27/94        44,000     0.3125          176         13,926
12/28/94        20,000     0.3125           80          6,330
12/29/94        67,000     0.3125          268         21,205
12/30/94        42,900     0.3125          171         13,577
1/04/95          1,800     0.1875            7            344
1/04/95         25,300     0.1875          101          4,844
1/04/95         10,000     0.1875           40          1,915
1/06/95         15,700     0.1875           62          3,006
1/12/95         33,200      0.063          132          2,207

Options Purchased by Dickstein International Limited

            Number of
            Shares
            Underlying
            Options       Price per                    Total
Date        Purchased   Option Share   Commission       Cost

12/19/94         6,500         0.25         26          1,651
12/20/94        12,500         0.25         50          3,175
12/21/94         7,300       0.3125         29          2,310
12/22/94         8,700        0.625         34          5,472
12/23/94         9,000          0.5         36          4,536
12/27/94        15,000       0.3125         60          4,747
12/28/94        15,000       0.3125         60          4,747
12/29/94        25,000       0.3125        100          7,912
12/30/94        39,000       0.3125        156         12,343
1/04/95          6,600       0.1875         26          1,263
1/04/95         11,600       0.1875         46          2,221
1/06/95          6,000       0.1875         24          1,149
1/12/95         15,200        0.063         60          1,010

PAGE
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                   TRANSACTIONS IN CALL OPTIONS
                          OF CAESARS WORLD
                            JAN 70 CALLS

Options Purchased by Dickstein Focus Fund, L.P.

            Number of
            Shares
            Underlying
            Options       Price per                    Total
Date        Purchased   Option Share   Commission       Cost


12/19/94         1,500       0.25            6            381
12/20/94         2,500       0.25           10            635
12/21/94         1,800     0.3125            7            569
12/22/94         2,200      0.625            8          1,383
12/23/94         2,500       0.50           10          1,260
12/27/94         4,000     0.3125           16          1,266
12/28/94         6,500     0.3125           26          2,057
12/29/94         8,000     0.3125           32          2,532
12/30/94         7,000     0.3125           28          2,215
1/04/95          3,100     0.1875           12            593
1/06/95          3,300     0.1875           13            631
1/12/95          4,100      0.063           16            272

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